UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report:  April 17, 2007
Commission file number:  1-12874

TEEKAY SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, The Bahamas

(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40- F ☐

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                    ]

Yes ☐	No ☑

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                    ]

Yes ☐	No ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    ]

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated April 17, 2007.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY SHIPPING CORPORATION
Date: April 17, 2007	By:	/s/ Vincent Lok
Vincent Lok
Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY SHIPPING CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
NEWS RELEASE

TEEKAY ANNOUNCES JOINT ACQUISITION
OF OMI CORPORATION

Nassau, The Bahamas, April 17, 2007 — Teekay Shipping Corporation (Teekay or the Company) (NYSE: TK) today announced that Teekay and A/S Dampskibsselskabet TORM (TORM) (CSE: TORM and NASDAQ: TRMD) have entered into a definitive agreement to acquire OMI Corporation (OMI) (NYSE: OMM), a major international owner and operator of Suezmax and product tankers.
Under the agreement, Teekay and TORM will offer $29.25 per share for the outstanding common shares of OMI, representing a total transaction cost of approximately $2.2 billion, including assumed net debt and transaction costs. Teekay will pay approximately $1.1 billion for its 50 percent share of OMI’s assets and expects the acquisition to provide cash flow from vessel operations of approximately $145 million(1) in 2008. Teekay will fund the acquisition with a combination of cash on hand, existing revolving credit facilities and a new $700 million credit facility. Teekay estimates that the acquisition will be immediately accretive to earnings in 2007, and increase its 2008 earnings per share by approximately 10 percent(2).
Teekay will acquire seven Suezmax tankers, four Medium Range product tankers and four Handysize product tankers (including one newbuilding scheduled to deliver in 2009), and will also assume the in-charters of a further six Suezmaxes. The vessels will provide Teekay with stable cash flow as 18 of the 21 ships to be acquired are currently serving under fixed-rate time-charters that have an average remaining term of 2.5 years. The OMI fleet is entirely double-hull and has an average age of approximately four years. In addition, Teekay will take over OMI’s third party asset management business including the vessels trading in the Gemini Pool.
The combined Teekay/OMI Suezmax fleet will consist of 33 existing tankers and 10 newbuildings, and it is expected that the combination will create revenue synergies through greater scale and higher fleet utilization in Teekay’s existing Suezmax business.
The acquisition of eight Medium-Range and Handysize product tankers to be acquired from OMI doubles Teekay’s fleet of medium-sized product tankers, and compliments the Company’s growing presence in both Large Range II and Intermediate product tankers.
“The OMI assets are a great strategic fit, both in terms of allowing us to offer our customers a broader, more flexible service and the opportunity to generate significant revenue synergies across our conventional tanker fleet,” said Bjorn Moller, Teekay’s President and Chief Executive Officer. “This transaction represents another step in the consolidation of the tanker industry and it positions Teekay as the clear leader in the medium-sized crude oil tanker segment while also strengthening our growing product tanker business.” Mr. Moller continued, “In addition to acquiring one of the world’s most modern tanker fleets we will also be adding to Teekay’s asset management business through OMI’s chartering pools and alliances.”
Under the agreement, Teekay and TORM are required to commence a tender offer to the OMI shareholders on or before April 27, 2007. The tender offer will be subject to acceptance from OMI shareholders representing over 50 percent of OMI’s outstanding shares as well as receipt of standard regulatory approvals. If the tender is successful, the transaction is expected to close during the second quarter of 2007. OMI will promptly file a copy of the definitive agreement with the Securities and Exchange Commission.

(1)	Assuming average spot Suezmax TCE rate of $45,000 per day in 2008. Please see the associated presentation to this release at the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
(2)	Assuming Teekay’s earnings per share (excluding OMI) of $4.50 in 2008

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Conference Call
The Company plans to host a conference call on Wednesday, April 18, 2007 at 11:00 a.m. (ET) to discuss this transaction. All shareholders and interested parties are invited to listen to the live conference call and view the Company’s presentation through the Company’s web site at www.teekay.com. The Company plans to make available a recording of the conference call until midnight Wednesday, April 25, 2007 by dialing 800-642-1687 or 706-645-9291, access code 6116113, or via the Company’s Web site for a period of 30 days.
About Teekay
Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil, has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO). With a fleet of over 155 vessels, offices in 17 countries and 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
About OMI
OMI Corporation is a major international owner and operator of tankers. Its fleet aggregates approximately 3.5 million deadweight tons and comprises 13 Suezmax tankers (7 of which it owns and 6 of which are chartered-in) and 32 product carriers (of which it owns 28 and charters-in 4). In addition, the Company has 2 product carriers under construction, which will be delivered in 2009.
OMI Fleet to be Acquired by Teekay
(USD in millions)

No.	Vessel Name	Ownership	Year Built	Yard	DWT	Hull	Age

SUEZMAXES
1	ANGELICA	100%	2004	Hyundai	159,106	DH	3.0
2	JANET	100%	2004	Hyundai	149,985	DH	3.0
3	ADAIR	100%	2003	Hyundai	159,199	DH	4.0
4	ARLENE	100%	2003	Hyundai	165,209	DH	4.0
5	INGEBORG	100%	2003	Hyundai	165,209	DH	4.0
6	DAKOTA	100%	2002	Hyundai	159,435	DH	5.0
7	DELAWARE	100%	2002	Hyundai	159,453	DH	5.0
8	CAPE BONNY	TC	2005	Hyundai	159,062	DH	2.0
9	CAPE BASTIA	TC	2005	Hyundai	159,062	DH	2.0
10	HS ALCINA	TC	2001	Daewoo	160,183	DH	6.0
11	CAPE BANTRY	TC	2000	Hyundai	159,999	DH	7.0
12	MAX JACOB	TC	2000	Daewoo	157,327	DH	7.0
13	OLIVER JACOB	TC	1999	Daewoo	157,327	DH	8.0
							4.6

MR TANKERS
14	BRAZOS	100%	2005	Hyundai	46,889	DH	2.0
15	LAUREN	100%	2005	Hyundai	46,955	DH	2.0
16	JEANETTE	100%	2004	Hyundai	46,921	DH	3.0
17	GUADALUPE	100%	2000	Onomichi	47,037	DH	7.0
							3.5

HANDYSIZE TANKERS
18	RHINE	100%	2006	Hyundai	36,993	DH	1.0
19	ORONTES	100%	2002	Hyundai	37,383	DH	5.0
20	SEINE	100%	1999	Daedong	35,407	DH	8.0
21	NEWBUILD 2, Ice Class 1A	100%	2009	Hyundai	37,000	DH	0.0
							3.5

Total							4.4

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Forward looking statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the closing of Teekay and TORM’s acquisition of OMI; the timing of circulating the tender offer and subsequent outcome of the tender; the expected earnings accretion, synergies, and cash flow from vessel operations to be generated by the assets acquired from OMI; and the individual assets to be acquired by Teekay and TORM. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential failure to close the transaction; potential inability of Teekay to integrate OMI’s operations successfully, including the retention of key employees, customer and market reaction to the transaction; changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; potential breach of the newbuilding contracts by any of the parties, potential delays or non-delivery of the newbuildings; changes in applicable industry regulations; changes in the typical seasonal variations in tanker charter rates; and other factors discussed in Teekay’s Report on Form 20-F for the fiscal year ended December 31, 2005 which is on file with the SEC.
For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654
For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703
Web site: www.teekay.com

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